UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q

☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IronNet, Inc.

Full Name of Registrant

Former Name if Applicable

7900 Tysons One Place, Suite 400

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 16, 2022, IronNet, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 in which the Company disclosed that the Audit Committee of its Board of Directors had been notified that a former employee of the Company had threatened certain claims against the Company. The Audit Committee, assisted by independent legal counsel, conducted an investigation of the allegations. The investigation determined that the claims were unsubstantiated. On May 2, 2023, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2022. On May 16, 2023, the Company filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2023.

In addition, as previously reported, in late December 2022 the Company received from its stockholder C5 Capital Limited (“C5”) a non-binding expression of interest in respect of a potential offer to acquire all of the outstanding common stock not presently owned by C5. The Company and C5 are continuing to negotiate the terms of a potential transaction, and the Company continues to evaluate the proposed transaction with C5 as well as other strategic alternatives for the Company. Since December 2022, the Company has received $13.2 million in convertible debt financing from C5 and is actively pursuing additional financing from C5 and other sources. Based on its current operations, in the absence of additional sources of liquidity, management anticipates that the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs for any meaningful period of time after the date of this Form 12b-25. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. In the event the Company determines that additional sources of liquidity will not be available to it or will not allow it to meet its obligations as they become due, the Company may need to file for bankruptcy protection in order to implement a plan of reorganization, court-supervised sale and/or liquidation of the Company.

The diversion of the Company’s resources to the completion of the Audit Committee investigation described above, followed by the delayed 10-Q and 10-K filings, as well as management’s efforts in raising additional capital and negotiating a potential strategic transaction for the Company, has caused a delay in the Company’s ability to complete and file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2023 (the “Form 10-Q”) by the required deadline without unreasonable effort and expense. The Company does not expect to be able to file its Form 10-Q for the fiscal quarter ended April 30, 2023 within five calendar days of the prescribed due date.

PART IV —OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.

Cameron D. Pforr	650	937-9660
(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the three months ended April 30, 2023 is expected to be $6.3 million, compared to $6.7 million for the comparable prior year period.

Gross profit for the three months ended April 30, 2023 is expected to be $3.6 million, representing a gross margin of 58%, compared to gross profit of

$4.2 million and gross margin of 63% for the comparable prior year period.

The Company’s operating expenses decreased significantly on a period-over-period basis due to the corrective actions taken by Management to reduce staff and expenses taken in the three month periods ending July 31, 2022, October 31, 2022 and January 31, 2023.

Net loss for the three months ended April 30, 2023 is expected to be $8.1 million, compared to $33.2 million for the comparable prior year period.

The foregoing financial results are preliminary, have not been reviewed or audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

Forward-Looking Statements

Certain statements in this Form 12b-25 may be considered forward-looking statements, including statements with respect to the Company’s expectations with respect to the results of operations for the three months ended April 30, 2023, and the need to pursue bankruptcy protection. Forward-looking statements generally relate to future events and can be identified by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “strive,” “budget,” “expect,” “intend,” “will,” “estimate,” “believe,” “predict,” “potential,” “pursue,” “aim,” “goal,” “mission,” “anticipate” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties set forth in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

IronNet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 15, 2023	By:	/s/ Cameron D. Pforr
Cameron D. Pforr
Chief Financial Officer